Filed by: Provident Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lakeland Bancorp, Inc. (Commission File No.: 000-17820)

The following is a transcript of the Provident Financial Services, Inc. and Lakeland Bancorp, Inc. Merger Announcement Conference Call held on September 27, 2022:

CORPORATE PARTICIPANTS

Bennett A. MacDougall	Thomas J. Shara
Senior Vice President & Deputy General Counsel, Provident Financial Services, Inc.	President & Chief Executive Officer, Lakeland Bancorp, Inc.
Thomas M. Lyons
Anthony J. Labozzetta President, Chief Executive Officer & Director, Provident Financial Services, Inc.	Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

OTHER PARTICIPANTS

Mark Fitzgibbon	Manuel Navas
Analyst, Piper Sandler & Co	Analyst, D. A. Davidson & Co.

Michael Perito	Jake Civiello
Analyst, Keefe, Bruyette & Woods, Inc.	Analyst, Janney Montgomery Scott LLC

Billy Young
Analyst, RBC Capital Markets LLC

MANAGEMENT DISCUSSION SECTION

Operator: Hello, and welcome to today’s Provident Financial and Lakeland Bancorp Merger announcement. My name is Bailey, and I’ll be your moderator for today’s call. All lines will be muted during the presentation portion of the call with an opportunity for questions and answers at the end. [Operator Instructions]

I would now like to pass the conference over to Ben MacDougall, Deputy General Counsel at Provident Financial Services. Please go ahead when you’re ready.

Bennett A. MacDougall

Senior Vice President & Deputy General Counsel, Provident Financial Services, Inc.

Thank you, Bailey. Good morning and welcome. Earlier today, we issued a joint press release announcing the merger of Provident Financial Services and Lakeland Bancorp. In addition, we filed an investor presentation deck on Form 8-K describing the transaction, which we will refer to throughout this morning’s discussion. Lakeland also filed its own Form 8-K.

Today’s presenters are Provident’s President and CEO, Tony Labozzetta; its Senior Executive Vice President and Chief Financial Officer, Tom Lyons; and Lakeland’s President and CEO, Tom Shara. Also participating on the call is Provident’s Executive Chairman, Chris Martin.

Before beginning the review of the highlights of our announced transaction, we ask that you please take note of our forward-looking statement disclosure, together with our disclosures concerning important additional information and where to find information concerning our proposed merger with Lakeland Bancorp as well as the participants in this solicitation. All of this information is included within our news release and presentation this morning, both of which have been posted to the Investor Relations page on Provident’s website, provident.bank and Lakeland’s website, lakelandbank.com.

Now, it’s my pleasure to introduce Tony Labozzetta, who will offer his perspective on this significant transaction. Tony?

Anthony J. Labozzetta

President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Thank you, Ben and good morning, everyone. We are extremely excited to announce this transformational combination of two exceptional organizations that will form the Premier New Jersey Super-Community Bank. It is particularly gratifying to embark on this journey with Tom Shara and our colleagues on the Lakeland Bank team whom we have held in high regard for many years.

This merger will combine two prominent banks that bring together like minded cultures with an unwavering commitment to the employee experience, along with a diverse group of employees who are dedicated to delivering an exceptional customer experience. The combined organization’s scale and strong financial performance will enable us to continue to invest for the future, better compete for market share and build on our commitment to best serve our customers and communities.

As a result, the strategic combination accelerates our growth objectives, which will create excellent value for all our shareholders. Tom Lyons and I will walk you through the merger transaction presentation. At the end of our prepared statements, we will be happy to take your questions. Before we do that, I’ll turn it over to Tom Shara to provide his perspectives. Tom?

Thomas J. Shara

President & Chief Executive Officer, Lakeland Bancorp, Inc.

Thanks, Tony, and good morning to everyone. We are very excited to announce the combination of our two high performing banks. Tony, Chris and I have been talking for some time about creating this type of transformative combination. We believe the combined company will create strong shareholder returns, terrific value propositions for our clients, provide an exceptional work experience for our associates, and support and serve our communities. We also think that scale matters in order to invest in top talent, provide the technology solutions our clients and employees want and need, invest in creating a best-in-class enterprise risk management system, and importantly, make significant investments in businesses where we can continue to distinguish ourselves. We feel this strategic combination provides that necessary scale.

Now I’d like to turn it back to Tony to lead the discussion on the transaction’s attributes and merits. Tony?

Anthony J. Labozzetta

President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Thank you, Tom. I’d like to begin on page 7 of our investor presentation deck. We point out that the combined company will be well-positioned to benefit from enhanced scale and improved opportunities for growth and profitability.

The transaction fortifies Provident’s and Lakeland’s positions as leading players in the Tri-State commercial real estate market. In addition, it presents opportunities for additional growth and relationship expansion in Provident’s two ancillary fee-based business lines, insurance and wealth management and in Lakeland’s growing asset-based lending and equipment lease financing businesses.

It also brings together two banks that have historically demonstrated outstanding credit discipline and joins two talented management teams and boards, which will augment our skillsets and add depth and succession strength to our existing talent pool. Most importantly, we share a common vision, values, and a commitment to our employees, customers and communities. Both Provident and Lakeland have extensive experience successfully integrating with merger partners.

We are intensely focused on ensuring a smooth integration. The executive management team for the new company will include three senior executives from Lakeland, John Rath, Timothy Matteson and Jim Nigro. The board of directors of the combined company will include seven directors from Lakeland and nine from Provident.

Turning to slide 8, you can see that the combined company will have approximately $25 billion in assets, $20 billion in deposits and $18 billion in loans, that will drive top tier projected results in 2024, which is illustrated by a 1.6% return on average assets, a 21% return on average common tangible common equity and an approximately 40% efficiency ratio.

Moving on to page 9, you can see how we build our presence in one of the top MSAs in the nation. The combined company will hold 4% of the bank and thrift deposits in New Jersey, which represents the second largest position for institutions with less than $100 billion in assets. We will enhance our presence in a highly attractive, densely populated and growing New Jersey communities, where our strong capital base and greater resources will allow the combined company to better serve the needs of small to mid-sized businesses. The combined company will further strengthen its deep commitment and extensive skillset in commercial lending.

On page 10 of our deck, it illustrates the potential to broaden our products and services. The transaction fortifies Provident’s and Lakeland’s positions as leading players in the Tri-State commercial real estate market. In addition, it provides opportunities for additional growth, relationship expansion and revenue in Provident’s two complementary fee-based business lines, insurance and wealth management as well as Lakeland’s growing asset-based lending and equipment lease financing business lines. We also see Provident’s strength in treasury management and Lakeland’s strength in healthcare lending, further enhancing combined opportunities.

Turning to slide 11, we emphasized that both companies are focused on providing a best-in-class customer experience, which is reflected in how we approach all of our business line relationships. Our combined organizations will continue to benefit from our core competency in CRE lending and we will focus on opportunities to continue to diversify our combined balance sheet. Our funding profile remains strong with significant low cost core deposits and will have the ability to leverage incremental scale to minimize funding costs by being able to offer a more diverse set of products, thereby expanding and deepening our customer relationships as a combined entity.

On slide 12, as you can see we will maintain a low credit risk profile. Both companies have historically strong credit cultures with expertise across loan segments and a deep understanding of markets we serve. Provident and Lakeland have significant experience in managing through various credit cycles and maintaining a track record of low charge-off ratios. One exception to note on this chart is related to Lakeland’s exit of a national truck leasing business upon Mr. Shara joining Lakeland in 2009. You can see once Tom resolved that inherited situation, credit metrics have been stellar.

Turning to slide 13, I want to share our due diligence process. Both companies reviewed each other’s functional areas extensively with a particular focus on loan portfolios where we sampled and reviewed significant portions of each other’s commercial and CRE portfolios, including the largest exposures and more importantly for the combined company going forward, this diligence process confirms that we have a common approach to enterprise and credit risk management. I want to note again that both banks have talented teams that have successfully integrated with other banks from previous transactions. The teams are excited to work together and ensure a smooth integration.

As some of you may have seen, Lakeland disclosed in its deal 8-K that it believes it is close to settling a DOJ fair lending investigation, until Lakeland actually finalizes a settlement, we will not have anything more to say on it, you can be confident that before entering into the transaction, both parties considered the implication of the investigation and the impact of a possible settlement on the transaction and the combined company going forward.

Moving on to page 14, we’d like to spend a few minutes on the impact of current interest rate environment on purchase accounting. The recent rapid increase in interest rates has impacted reported metrics and M&A transactions. As significant interest rate marks on securities and loan portfolios have increased tangible book value dilution, increased earnings accretion and extended tangible book value earn-back periods while creating a temporary reduction in pro forma capital ratios at transaction closing.

These effects are further exacerbated by the fact that no beneficial offsets are recorded in equity for the increase in the value of non-maturity deposits in a rising rate environment. In fact there are relatively minor marks recorded on a small amount of longer term deposits and borrowings acquired. These interest rate marks have no bearing on the projected cash flow of the related assets. As a result, the accretion of these rate marks occurs rapidly and with essentially no execution risk, generating capital quickly post-closing.

I want to bring to your attention that absent the purchase accounting noise created by these interest marks, tangible book value dilution is just 3.6% with a 1.7 year earn-back period, Tom Lyons will speak about this in greater detail in a moment. We’d like to reiterate how gratifying it will be to embark on this journey with Tom Shara and our colleagues on the Lakeland Bank team. We bring together a diverse group of employees who are committed to delivering exceptional service to our customers and the communities we serve.

Slide 15, illustrate some of those efforts. We share unwavering belief that the combined organization, scale and performance will enable us to better serve all of our stakeholders. Now let’s discuss the transaction detail.

Slide 17 outlines an overview of our all-stock transaction, including a fixed exchange ratio, leadership and board membership, which will be drawn from both sides and pro forma ownership. We anticipate closing our transaction in the second quarter of 2023, subject to shareholder and regulatory approvals. Combined company will be owned 58% by Provident and 42% by Lakeland. The Board will be comprised of nine current Provident directors and seven current Lakeland directors. The executive management team will include three senior executives from the Lakeland team again John Rath, Tim Matteson and Jim Nigro.

As you can see on Slide 18, the transaction pricing multiples are favorable when compared with recent mergers and acquisitions.

Now I will ask Tom Lyons to review some key financial metrics and pro forma results. Tom?

Thomas M. Lyons

Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

Thank you, Tony and good morning, everyone. Slide 19 lists our key financial assumptions. Earnings projections are based on consensus estimates, with a 6% annual long-term net income growth rate applied. We estimate one-time merger related charges of approximately $95 million, which have been reflected in the tangible book value projected at closing.

We estimate fully phased-in annual cost savings to be drawn from both sides of approximately $65 million pre-tax, which represents 35% of Lakeland’s non-interest expense base after full recognition of synergies realized by Lakeland in connection with their acquisition of 1st Constitution, 75% cost savings are expected to be realized during the first nine months post-merger with the remainder realized in the following years.

Revenue synergies while identified have not been considered in modeling the announced financial returns. The fair value credit mark is estimated at $44 million with the estimated non-PCDC reserve of $39 million to be established through day 2 provision expense. The non-PCD credit mark is estimated at approximately $31 million and is assumed to increase to earnings over four years using the sum-of-years digits.

Interest rate marks and core deposit intangibles have been estimated using current rates and reflect the Fed’s most recent activities. As Tony noted earlier, while having significant value in a rising rate environment, Lakeland’s $7.7 billion of non-maturity deposits that have an average cost of approximately 21 basis points are not marked and the core deposit intangible is estimated at 2% of those core deposits to be amortized over 10 years using the sum-of-years digits.

On slide 20, we show the resulting financial metrics, both with and without interest rate marks. In light of the recent rapid shifts in the rate environment, we thought it was relevant to illustrate the deal metrics in this fashion in order to provide comparability to the transactions initiated in the stable low rate environment which persisted prior to 2022, again note that the rate marks were essentially risk free and that they will rapidly accrete back into earnings and equity over the life of the related assets and realization is not dependent upon deal execution.

Including rate marks, 2024 EPS accretion is estimated at 24.1% versus tangible book value dilution of 17.3%, resulting in an earn-back period of 3.6 years using the crossover method. Excluding interest rate marks 2024 EPS accretion is estimated at 9.4%, with tangible book dilution of 3.6% and a 1.7 year earn-back.

Tony referenced earlier, we project strong pro forma profitability with 2024 ROAA of 1.6%, ROATCE of 21% and approximate efficiency ratio of 40%. Pro forma capital levels remain in excess of well-capitalized requirements at closing. We have stress tested the projected capital ratios under various rate scenarios and have identified options available to us to manage capital levels, should such measures prove necessary.

Slide 21, illustrates, pro forma 2024 return on average tangible equity, return on average assets and efficiency ratio both with and without interest rate marks compared with a peer group of nationwide public banks with assets between $20 billion and $30 billion. You can see the projected return on tangible equity, return on assets and efficiency ratio will represent top quartile performance relative to peers.

Slide 22, illustrates the components of pro forma 2024 net income and EPS accretion and offers some insight into the expectations of value creation given the low current trading multiples of 7.1 times with and 8.1 times without rate accretion when compared to the 2024 projected EPS.

Slide 23, offers the details of the estimated pro forma tangible book value calculation and dilution with and without rate marks. And finally, slide 24 illustrates the expected rapid capital generation post-closing with TCE increasing to 7.9%, the leverage ratio increasing to 8.5% and the Tier 1 and total risk based capital ratios increasing to 10% and 11.6% respectively by the end of 2023. By the end of 2024, TCE is projected to increase to 8.7%, the leverage ratio increases to 9.4% and the Tier 1 and total risk-based capital ratios increased to 11.1% and 12.7% respectively.

In addition to the realization of cost saves and the benefits of added scale, this rapid capital generation reflects the accretion of purchase accounting marks, including the accretion of interest rate marks on the acquired loan and securities portfolios. The rate mark on the loan portfolio is estimated at $183 million, and the loan portfolio has an average life of approximately four years, while the securities portfolio has an estimated rate mark of $252 million and an average life of approximately seven years. The largely risk free net accretion of interest rate marks is projected to contribute $37 million to earnings and capital in 2023 and $53 million in 2024.

Now I’ll turn it back to Tony for some concluding remarks.

Anthony J. Labozzetta

President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Thank you, Tom. In closing, I would once again like to express our excitement to be partnering with Lakeland Bank. Financial performance and deal metrics of our combined company are compelling, especially when the impact of the accounting interest rate marks is taken into consideration. We are bringing together two organizations that have like-minded cultures, shared values and vision and complementary business models to create a new powerhouse organization.

Combined company will be run by a highly talented group of leaders, drawn from both organizations, who are energized and committed to working together, to not only integrate the two companies, but to deliver future value to all stakeholders, our employees, our customers, our communities and our shareholders.

With that I will open it up for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] The first question today comes from the line of Michael Perito from KBW. Sir, please go ahead. Your line is now open.

Unfortunately, we have lost Michael’s line there. So, the next question today comes from the line of Mark Fitzgibbon from Piper Sandler. Please go ahead.

Mark Fitzgibbon
Analyst, Piper Sandler & Co	Q

Hey, guys, good morning and congratulations on the transaction.

Anthony J. Labozzetta	A
President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Good morning, Mark.

Mark Fitzgibbon	Q
Analyst, Piper Sandler & Co

Tony, I wondered if you could share with us what gives you all confidence or comfort that the regulators will approve this transaction in a timely fashion.

Anthony J. Labozzetta	A
President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Sure. Well the regulatory environment, as we all know, is a little bit more difficult than it has been. But we – both of our organizations have floated this transaction with all of our regulatory agencies and have not heard anything that would give us reason for pause. So, if this transaction is approved at the regional level, we’re pretty confident. If for some reason it has to go to Washington and then we obviously don’t know what the attitudes are down there and it might delay it somewhat. But both of us, both organizations have great relationships with our regulators.

We’ve talked to them at length and we’ve had tremendous success in the past getting our deals through. We’ve talked to them about everything from capital all the way through to our pre-ratios and everything of that nature and we did not hear any objections. Obviously, they cannot approve it at that time, but based on the past and based on the communication we had, we feel pretty confident even in a tough regulatory environment [indiscernible] (00:21:58).

Mark Fitzgibbon
Analyst, Piper Sandler & Co	Q

Great. And then secondly, does this transaction contemplate the need to raise additional capital?

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

I’ll start and I will let Tom Lyons to jump in. We have not – at the moment it does not contemplate generating additional capital. But we are prepared in the event of continued interest rate hikes, particularly in the treasury yield curve that should the need arise for us to do. We have plans in place to do so, if the need should arise, but at the moment we do not. Tom do you want to add...

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

... and Mark, as we noted in the prepared comments, we’ve stress tested the capital ratios and we’ve identified options available to us, both in the form of balance sheet management, which is our preferred methodology and should the rate markets move dramatically and then we see that effect in the capital ratios to a more severe extent. We do have access to capital markets in the form of senior notes or subordinated debentures to help strengthen that. So, not our first choice but we understand the options available to us and are prepared to do what we need to do.

Mark Fitzgibbon
Analyst, Piper Sandler & Co	Q

And lastly, just to clarify the 24% earnings accretion you’re forecasting that does not incorporate any revenue synergies, the ones that you talked about, wealth management, insurance, etcetera.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

That is correct Mark.

Mark Fitzgibbon
Analyst, Piper Sandler & Co	Q

Great. Thank you. Thank you.

Operator: Thank you. The next question today comes from the line of Michael Perito from KBW. Sir, please go ahead. Your line is now open.

Michael Perito
Analyst, Keefe, Bruyette & Woods, Inc.	Q

Hey guys. Good morning. Sorry about that. I hung up on myself. So, apologies. Congratulations and thanks for taking the questions. I wanted to start on just, the scale of the pro forma company is pretty significant, right relative to where you guys were positioned individually and you guys kind of alluded to this a little bit in the script, but would love Tony if you could maybe spend a minute on talking about, where the priorities are from a digitization standpoint and maybe some of the, more conceptual benefits, in terms of infrastructure and scale and technology investments that you guys will be able to make, probably I assume, more efficiently together than as separate entities.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Sure. I’ll touch on some of that certainly as a $25 billion organization, we will the scale and resources to invest. We’ve already started the process of thinking through some of the things we’d have to do, it begins with our core processing platform is – which choice do we make there that will determine some other things to invest in.

So, we expect to have a decision on a future, which core both of our companies will land on. Probably, I would say, by the end of October, early November. As you know, we’ve hired Ravi Vakacherla to come in and help us transform our IT areas. One of the focuses are on, he’s creating the right verticals for a company that’s $25 billion to be able to manage through with a big focus on digitalization, not just for the customer experience, but also for the employee’s journey within our organization, it might include some fintech partnerships.

There’s a good plan to point out and I’ll address the issue now, in case some folks will look at the 35% efficiency ratio and think that it might be a little too light on our expectation. We probably have kept a few percentage points in check for the prospective investments that we might have to make in our combined organizations to bring up to a level of a $25 billion company. So, digitalization is going to play a key role, particularly in our customer’s journey and our employee journey.

Thomas M. Lyons	A
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

And just since Tony mentioned Ravi, for those of you not familiar with him, he joined us recently. There was a press release. He’s our Chief Digitization and Innovation Officer, joined us from People’s Connecticut. I think he was there from $9 billion through $65 billion, so he’s seen a lot of growth and implemented a lot of [indiscernible] (00:26:30) help in a growing environment.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

And the last thing I will say about Ravi, he’s also been part of integrating a number of banks, when he was with People’s. So he’s pretty familiar with the pitfalls and things that we might be facing as a $25 billion organization. So, we’re very fortunate to have him on-board to help us navigate through this.

Michael Perito
Analyst, Keefe, Bruyette & Woods, Inc.	Q

Great, very helpful, guys. Thank you. And then just secondly and I do have to redial back in. So, if this was asked, I apologize. But just on kind of the growth outlook of the pro forma company, obviously near-term focus is on some of the stuff you mentioned, integration approvals, etcetera but as you guys get together, what are some of the growth opportunities you think are most near-term for the pro forma entity and can you maybe just provide a little light on kind of some of the assumptions baked into the financial outlook and pro forma earnings estimates that you guys are making around general revenue and loan growth, etcetera? Thanks.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Sure, I’ll start and then Tom will jump in. I think just purely from a loan growth perspective, I think we modeled roughly 6% and Tom keep me honest on that. Our expectation is certainly to grow up high single-digits, maybe start to breach that double-digit number. We certainly have the infrastructure in place and putting the combined companies together will give us other opportunities, not just in the loans from a borrower limit where we can handle more scale on relationships, but also in advancing into new markets that, that either of us complement one another.

For instance, the Westchester Rockland markets where we have our presence on Long Island which is showing some substandard growth. So, bringing all our teams together, we certainly want our Lakeland’s ABL group we want to see that, that accelerate and diversifying our C&I space and I did mention in my written comments that we also expect to see our non-fee based business, our non-spread businesses are growing substantially as well and they have the capacity and they’re going to be resource to do so. So, those are some of the areas. Tom, you want to add any color to that.

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

No, just as we noted in response to Mark’s question earlier that – the revenue synergies have been identified, but not incorporated in the modeling. But Tony listed them all very well there and in particular I think the insurance business and wealth business will play quite well with Lakeland’s customer base, a lot of opportunity for us there.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Yeah, Mike. We see benefits both companies are ranked one another and namely the wealth and insurance platforms that Provident brings to our customer base, they’ve been asking for that for years that’s an easy cross-sell and we’ll bring ABL, equipment finance, warehouse funding and a bigger healthcare lending team to this – to the team. So, it really are some nice synergies here that are easy upsells for existing customers.

Thomas M. Lyons	A
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

And I think Lakeland’s customers will find our treasury management capabilities attractive, give us more opportunity to broaden and deepen those relationships.

Anthony J. Labozzetta	A
President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Yeah. And I think the talent and the way we’re going to be structured is certainly going to be able to take advantage of some of the disruption that’s happening in the marketplace. I won’t name any names, but certainly we’re seeing some of that and we can take advantage of it with the combined teams.

Michael Perito
Analyst, Keefe, Bruyette & Woods, Inc.	Q

Yeah, makes sense. Thank you, guys. Good luck with the transaction and I appreciate you taking my questions.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Thank you, Mike.

Thomas M. Lyons	A
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

Thank you.

Operator: Thank you. The next question today comes from the line of Billy Young from RBC Capital Markets. Sir please go ahead. Your line is now open.

Billy Young	Q
Analyst, RBC Capital Markets LLC

Hey. Good morning, guys. Congratulations on the deal. Just my first question just to follow-up on your last comment there. Hey, how are you? The deal does bring your CRE concentration higher, though you just spoke about, some of the opportunities that some of Lakeland’s C&I verticals can bring. So, I guess two questions here, how do you kind of think about the ideal loan mix longer term and do you see more of an opportunity to lean in a little bit harder on the C&I side to build up scale there?

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Bill the answer is absolutely both of our strategic plans have specific tactics for growing our C&I side. I mean, that’s one of the great values we found with Lakeland beyond the many things that it does well, is that it’s strong on the C&I side, their asset-based ABL lending group is growing, the healthcare side is there, but on Provident side we’ve seen a rather solid growth percentage wise in our C&I business over the last three quarters or so.

So, we’re making the efforts and I think we’re going to continue to invest in that side. On the CRE side, I’ll address that question briefly, it doesn’t mean we’re out of the CRE business. I think, as Tom mentioned, our capital gets repatriated rather quickly and I think we’ll have plenty of capital to keep the scale moving in the CRE space as well. But we’re all – we’re all keenly aware of what that ratio is and we manage it and we’ll pay attention to it on a pro forma basis

Thomas M. Lyons	A
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

Yeah. I think it’s worth noting on the CRE side both entities have been in excess of 300% for quite some time, subject to additional heightened scrutiny as a result of that, very comfortable with our risk management practices and if you look back over the long-term, our CRE losses have been absolutely minimal, probably our greatest strength in terms of credit quality. So, it’s something we’re cognizant of and we manage very well.

Billy Young
Analyst, RBC Capital Markets LLC	Q

Great. Thank you. My next question is, can you speak to how opportunities once your customer base may evolve with respect to your lending limits, now that you have larger balance sheet?

A

Relationships.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Yeah, the question was the opportunity to upsize the relationships. I think it’s absolutely accurate, not only do we have the opportunity to upsize the lending relationships, we’ll have the opportunity to add other products and services like insurance, while the treasury function that we intend to expand out, the small business capabilities that are out there. So, certainly that’s one of our strategic focus, is to figure out how to provide more products and services into our existing customer base, that’s the low hanging fruit in the transaction, if you will.

Billy Young	Q
Analyst, RBC Capital Markets LLC

Got it. Got it. Thank you. And the last question I had on – I think I heard that you intend to decide on a core system by October or November this year, but do you have a conversion date sketched out in your timeline?

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Yeah, we do not. And I just want to be clear on the core system it’s just a natural process that we’re going through, that is going to look at Lakeland’s platform versus Provident’s platform. We didn’t want through due diligence, make a quick decision. All the costs that are necessary for what we’re going to do are embedded in Tom’s assumptions. However, we want to make a decision that is going to be strategic for us that can serve a bank that goes from $25 billion to $40 plus billion without having to reconsider this in the future. So, I think we have the proper leadership in that area and working with both organizations, looking at the virtues of the platforms will allow us to make a decision. It will be one of the quicker decisions that we we’ll make [ph] not (34:37) as a combined organization but as we embark on this journey post announcement.

Billy Young
Analyst, RBC Capital Markets LLC	Q

Got it. Thank you for taking my questions.

Operator: Thank you. [Operator Instructions] The next question today comes from the line of Manuel Navas from D.A. Davidson. Sir, please go ahead. Your line is now open.

Manuel Navas	Q
Analyst, D. A. Davidson & Co.

Hey. Good morning. Thank you for the time today, looking at the returns for 2024. Hey, looking at the returns for 2024 it’s a nice increase, if I look at those returns without interest rate marks, is that kind of fall in line with where you are targeting the combined entity going forward, that’s about 1.4% ROAA, 17% ROATCE and about a 42% efficiency ratio?

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

Yeah. I think somewhere between that and then the full rate mark inclusion in there, I mean those are at current market rates. A lot depends on where the rate environment is at closing, but we are still continuing to see margin expansion in the near-term. The combined entities have a strong earning asset profile and a very solid liability profile. So, on a pro forma basis, we’ve got a NIM showing up in the high-3.60s, low-3.70s versus Provident standalone has been, we kind of expect to stabilize at around 3.53% kind of number, pre-combination. So, it is an enhancement to the earnings going forward.

Manuel Navas	Q
Analyst, D. A. Davidson & Co.

What’s assumed in that NIM? Is that a 2024 or 2025 number, I’m sorry, if you said it already.

Thomas M. Lyons	A
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.

That’s 2024 into 2025. It starts to come down a little bit in 2025. There – it’s basically a flat rate environment from a point in the future forward, the 6% growth rate that we implied in terms of the asset side, consistent mix.

Manuel Navas	Q
Analyst, D. A. Davidson & Co.

And is that NIM taking your rate assumptions or taking consensus?

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

Forward rate assumption is consensus.

Manuel Navas	Q
Analyst, D. A. Davidson & Co.

Okay, is there any – is there is there any kind of ballpark or metrics we can kind of follow to better understand some of the possible revenue synergies with wealth management insurance?

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

I don’t think, we’ve done the calculus, certainly for this call on what those revenue enhancements could be. Internally we have a sense and how we see the penetration from the [ph] SP1 to (00:37:40) and Provident combination, a lot of positive momentum, but I don’t have hard numbers to share with you at this time on that.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Yeah, and we have our estimates, but I think we’ve been hesitant to kind of put those out here until we actually see some execution right, there’s an expectation of the appetite, but until we start to fulfill that, I think we’ve been a little bit [indiscernible] (00:38:04).

Thomas M. Lyons
Senior Executive Vice President & Chief Financial Officer, Provident Financial Services, Inc.	A

Manuel, I think they’re meaningful from a Lakeland perspective. We just don’t have a wealth management platform similar to Provident’s nor the insurance lines of business and we think our customers are going to welcome those opportunities and we think that could be meaningful CRE opportunities over time.

Manuel Navas	Q
Analyst, D. A. Davidson & Co.

Great that helps. I guess my last question is how much customer overlap has there been between your – both of your books of business?

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

There’s a number of customers we share. I don’t have an absolute ratio for you. We certainly don’t have enough customers that we don’t share, massive amount of customers that we don’t share. But we do have some crossover customers, I think we’ll be able to serve those relationships better together than we could individually. But Manuel, I don’t have an absolute ratio, but they do exist.

Manuel Navas
Analyst, D. A. Davidson & Co.	Q

Okay. That’s helpful. I appreciate the time. Thank you.

Operator: The next question today comes from the line of Jake Civiello from Janney Montgomery Scott. Sir, please go ahead, your line is now open.

Jake Civiello	Q
Analyst, Janney Montgomery Scott LLC

Hi. Good morning, guys. I apologize if I [indiscernible] (00:39:33) but did you say, how many branches you expect might be consolidated or rationalized and then have you identified specific branches at this point in time?

Anthony J. Labozzetta	A
President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Let me characterize the branch question as following. We have about 18 to 22 branches, what I would call within a range of possible thoughts for consolidation. We will go through the process after this and be very judicious in our approach to consolidating branches, we will certainly determine the impact on customers, communities, etcetera. But I just want to reinforce that, we’re going to be very judicious. But there are, as I mentioned, 18 to 22 opportunities for us to consider.

Jake Civiello
Analyst, Janney Montgomery Scott LLC	Q

Okay. Great, thanks for that. If the timeline for deal approval extends longer than you currently expect or anticipate, does that stretch out the timeline for achieving your fully phased in cost savings?

Anthony J. Labozzetta	A
President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Post-Closing, no I think it’s still 75% in the first nine months with the balance in the 12 months following.

Jake Civiello
Analyst, Janney Montgomery Scott LLC	Q

Okay. So, even if the timing for the regulatory approvals takes a little bit longer, you still think it would take, nine months after that timing for achieving the cost saves that you laid out.

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

Yes.

Jake Civiello
Analyst, Janney Montgomery Scott LLC	Q

Okay. And I realize this is going to sound like an abstract question. So I’m not [indiscernible] (00:41:34) how else to ask it, but why now, does the economic uncertainty and the interest rate uncertainty in the current environment lead you to think that this can be an opportunity?

Anthony J. Labozzetta
President, Chief Executive Officer & Director, Provident Financial Services, Inc.	A

I’ll take that, I will tell you that a number of us have asked ourselves that question and I certainly have asked it at least three or four times of myself and I come away with the same answer each time. Why not now? Right. So this is a transformational transaction for us, right. And it brings together two incredibly well-run companies with great resources. If we were doing a transaction with an organization and it had, what I would call sketchy credit culture, then maybe I would have a different sentiment.

We look like, when we did due diligence, it was like looking in a mirror and so we both recognize the risks that exist in our company, they were more than acceptable and the synergies there we get and the scale will allow us to weather any storm much better than we could as individual organizations. So, we thought it’s the economics of this are far more compelling than any accounting convention and relative to the marks or what we might see happening in a recessionary period. So, again I would say that we’re better together than we are separately, both in good times and in bad times.

Jake Civiello	Q
Analyst, Janney Montgomery Scott LLC

Great. I appreciate it. Thank you.

Operator: Thank you. There are no additional questions waiting at this time. So I’d like to pass the conference over to Mr. Labozzetta for some closing remarks. Please go ahead.

Anthony J. Labozzetta

President, Chief Executive Officer & Director, Provident Financial Services, Inc.

Thank you for joining us today. We look forward to speaking with you again when we report the Q3 earnings. Have a great day.

Operator: This concludes today’s conference call. Thank you all for your participation. You may now disconnect your lines.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Provident Financial Services, Inc. (“Provident”) and Lakeland Bancorp, Inc. (“Lakeland”) regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Provident and Lakeland do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Provident and Lakeland. Such statements are based upon the current beliefs and expectations of the management of Provident and Lakeland and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Provident and Lakeland; the outcome of any legal proceedings that may be instituted against Provident or Lakeland; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated

(and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Provident and Lakeland to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Provident and Lakeland do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Lakeland’s operations and those of Provident; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Provident’s and Lakeland’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Provident’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Provident and Lakeland to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Provident and Lakeland; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Provident, Lakeland and the proposed transaction; and the other factors discussed in the “Risk Factors” section of each of Provident’s and Lakeland’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Provident’s and Lakeland’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and other reports Provident and Lakeland file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Provident will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Provident and Lakeland, which also constitutes a prospectus of Provident, that will be sent to stockholders of

Provident and shareholders of Lakeland seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF PROVIDENT AND LAKELAND AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROVIDENT, LAKELAND AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Provident and Lakeland, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Provident will be made available free of charge in the “SEC Filings” section of Provident’s website, https://investorrelations.provident.bank/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Lakeland will be made available free of charge in the “Investor Relations” section of Lakeland’s website, https://investorrelations.lakelandbank.com/, under the heading “Documents.”

Participants in Solicitation

Provident, Lakeland, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Provident’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 18, 2022, and certain other documents filed by Provident with the SEC. Information regarding Lakeland’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 7, 2022, and certain other documents filed by Lakeland with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.